FOR IMMEDIATE RELEASE

IHS HOLDING LIMITED REPORTS SECOND QUARTER 2026 FINANCIAL RESULTS

SOLID SECOND QUARTER REVENUE GROWTH AND ALFCF GENERATION

London, United Kingdom, August 11, 2026. IHS Holding Limited (NYSE: IHS) (“IHS Towers” or the “Company”), one of the largest independent owners, operators, and developers of shared communications infrastructure in the world by tower count, today reported financial results for the second quarter ended June 30, 2026.

CONSOLIDATED HIGHLIGHTS – SECOND QUARTER 2026

The table below sets forth the select financial results for the three months ended June 30, 2026 and 2025:

	Three months ended
	June 30,	June 30,
	2026	2025	Change(c)
	$’m	$’m	%

Revenue (from continuing operations)(a)	428.6	388.2	10.4
Revenue from discontinued operations(a)	42.4	45.1	(5.9)
Adjusted EBITDA(b)	245.3	248.5	(1.3)
(Loss)/income for the period	(7.5)	32.3	(123.0)
Cash from operations	202.1	254.8	(20.4)
ALFCF(b)	57.1	54.0	5.9

(a)	The Latin American tower operations and I-Systems disposal groups were classified as held for sale from December 31, 2025, which impacts the presentation of the Group balance sheet, and further, since the entire Latam reportable segment comprised these groups, the segment was presented as discontinued operations which impacts the Group income statement presentation including revenue. In May 2026 and August 2026, the Group completed the disposals of its 51.0% stake in I-Systems to TIM S.A. (the “I-Systems Disposal”) and its Latin American tower operations to Macquarie Asset Management (the “Latam Towers Disposal”), respectively.
(b)	Adjusted EBITDA and ALFCF are non-IFRS financial measures. See “Use of Non-IFRS financial measures” for additional information, definitions and a reconciliation to the most comparable IFRS measures.
(c)	In October 2025, the Company completed the disposal of its 100% interest in IHS Rwanda Limited to Paradigm Tower Ventures (the “Rwanda Disposal”). IHS Rwanda contributed $14.3 million and $9.3 million to revenue and Adjusted EBITDA, respectively, in the second quarter of 2025. In May 2026, the Company completed the I-Systems Disposal. I-Systems contributed $3.7 million to Adjusted EBITDA in the second quarter of 2026 (being April 1, 2026 to the disposal date of May 6, 2026), and $11.0 million to Adjusted EBITDA in the second quarter of 2025.

Financial Highlights

~~●~~	Revenue from continuing operations of $428.6 million (which excludes revenue of $42.4 million for the Latam segment presented within discontinued operations) increased 10.4% year-on-year, despite a 3.7% inorganic revenue headwind from the Rwanda Disposal in October 2025
●	Organic revenue increased 0.5% driven by Constant Currency(d) growth of 2.2%, reflecting higher revenue from Colocation, Lease Amendments, New Sites and escalations. Organic revenue also benefited from increased revenue from power indexation, with growth partly offset by reduced revenue related to foreign exchange (“FX”) resets. Reported revenue growth further benefited from a 13.5% tailwind from favorable FX movements used to translate the results of our operations, including the appreciation of the Nigerian Naira (“NGN” or “Naira”) relative to the U.S. dollar (“USD”)
●	Adjusted EBITDA was $245.3 million, a decrease of 1.3% year-on-year, primarily reflecting the 7.0% inorganic headwind resulting from the Rwanda Disposal and the I-Systems Disposal in October 2025 and May 2026, respectively. The year-on-year change also reflected higher costs, primarily due to higher power generation expenses as a result of higher global power prices due to the conflict in the Middle East. While the Company has power pass-through and indexation mechanisms to help mitigate this impact, there is typically a one-quarter lag between movements in power generation costs and the associated revenue impact under these mechanisms. Loss for the period was $7.5 million, compared to a profit in the prior-year period, primarily reflecting lower operating income
●	Adjusted Levered Free Cash Flow (“ALFCF”) increased 5.9% to $57.1 million, primarily driven by lower interest payments, partly offset by higher taxes paid in the period. Cash from operations was $202.1 million
●	Capital expenditure (“Total Capex”) of $39.2 million, decreased 15.2% year-on-year, primarily driven by the phasing of maintenance capital expenditure
●	Consolidated net leverage ratio(e) of 2.8x, down 0.6x year-on-year

Strategic and Operational Highlights

●	In May 2026 and August 2026, the Group completed the disposals of its 51.0% stake in I-Systems to TIM S.A and its Latin American tower operations to Macquarie Asset Management, respectively
●	In August 2026, the Company held an Extraordinary General Meeting (“EGM”), at which the Company’s shareholders approved the acquisition of IHS Towers by MTN Group
●	The Naira appreciated 0.1% versus the U.S. dollar during the quarter, reflecting a more stable FX environment than in prior years. U.S dollar availability remains in line with business requirements
●	Towers of 37,672 with Tenants of 55,205 at the end of the second quarter, leading to a Colocation Rate of 1.47x. Lease Amendments increased during the period to 46,766

Sam Darwish, IHS Towers Chairman and Chief Executive Officer, stated, “We delivered another strong quarter, with solid second‑quarter revenue growth and ALFCF generation, supported by continued commercial execution and the strength of our business model. The proposed acquisition of IHS Towers by MTN, an important step in the Group's evolution, was recently approved by our shareholders and remains on track to close in 2026, subject to the remaining closing conditions.”

(d)	“Constant Currency” combines the impact from CPI escalation, New Sites, new Colocation, new Lease Amendments, fiber and other revenues, as captured in organic revenue. Refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 for the definition of organic revenue and additional information.
(e)	Consolidated net leverage ratio is a non-IFRS financial measure. See “Use of Non-IFRS financial measures” for additional information, definition and a reconciliation to the most comparable IFRS measure.

RESULTS OF OPERATIONS

Impact of Naira foreign exchange movements

In 2026, the Naira exchange rate to the U.S. dollar has exhibited reduced volatility compared to 2024, consistent with the relative stability observed in 2025. The rates used in the preparation of our financial statements are shown below:

	Closing Rate	Closing Rate Movement(a)	3- Month Average Rate	Average Rate Movement(a)
	₦:$	$:₦	₦:$	$:₦
March 31, 2024	1,393.5	––	1,315.9	––
June 30, 2024	1,514.3	(8.0)%	1,391.8	(5.4)%
September 30, 2024	1,669.1	(9.3)%	1,601.0	(13.1)%
December 31, 2024	1,546.0	8.0%	1,628.5	(1.7)%
March 31, 2025	1,538.1	0.5%	1,526.7	6.7%
June 30, 2025	1,543.0	(0.3)%	1,580.8	(3.4)%
September 30, 2025	1,486.5	3.7%	1,523.2	3.6%
December 31, 2025	1,448.3	2.6%	1,453.3	4.8%
March 31, 2026	1,384.5	4.6%	1,385.0	4.9%
June 30, 2026	1,383.0	0.1%	1,366.2	1.4%
(a)	Movements presented for each period are between that period’s rate and the preceding period rate and are calculated as a percentage of the period’s rate.

Movements in the Naira exchange rate used to translate the results of our Nigeria operations positively impacted revenue and segment Adjusted EBITDA in the second quarter of 2026 by $40.7 million and $22.6 million, respectively, compared to the same period in 2025. These translation benefits were partially offset by foreign exchange resets under certain contracts.

During the quarter, movements in the Naira also resulted in unrealized foreign exchange gains of $2.7 million on U.S. dollar denominated intercompany loans advanced to our Nigerian operations. These gains are recognized in finance income, although they do not affect Group net assets, as equal and opposite movements are recorded in equity on the retranslation of the Nigerian operations’ assets and liabilities, including these loans.

Results for the three months ended June 30, 2026 versus 2025

On February 11 and 17, 2026, the Group announced agreements to sell its 51.0% stake in I-Systems to TIM S.A. and its Latin American tower operations to Macquarie Asset Management, respectively. The Latin American tower operations and I-Systems disposal groups were classified as held for sale from December 31, 2025. These disposal groups comprised the entire Latam reportable segment and therefore this segment was presented as a discontinued operation. Accordingly, the description of revenue from continuing operations is now presented separately from the description of revenue from discontinued operations and Adjusted EBITDA Margin is only presented for individual segments. Other key performance indicators, including Adjusted EBITDA and ALFCF, continue to reflect the performance inclusive of the Latin America segment as the associated IFRS measures of earnings and cash from operations continue to include results from discontinued operations. In May 2026 and August 2026, the Group completed the I-Systems Disposal and Latam Towers Disposal respectively.

Revenue from continuing operations

Revenue from continuing operations for the three month period ended June 30, 2026 (“second quarter”) was $428.6 million, an increase of 10.4% year-on-year, despite a 3.7% inorganic revenue headwind from the Rwanda Disposal in October 2025. Organic revenue(a) increased by $2.1 million (0.5%) driven by higher revenues from Tenants, Lease Amendments and New Sites, as well as escalations. Organic revenue also benefited from increased revenues from power indexation, with growth partly offset by lower revenues related to foreign exchange resets, largely as a result of the appreciation of the Naira versus the U.S. dollar. Inorganic revenue(a) decreased by $14.3 million, reflecting the Rwanda Disposal in October 2025. Revenue from continuing operations was also positively impacted by the non-core(a) impact of favorable movements in foreign exchange rates used to translate the results of foreign operations of $52.5 million, an increase of 13.5%, of which $40.7 million was due to the appreciation of the Naira.

Refer to the revenue component of the segment results section of this discussion and analysis for further details.

Revenue from discontinued operations

Revenue from the Latin America segment for the three month period ended June 30, 2026, presented within discontinued operations, was $42.4 million, a decrease of 5.9% year-on-year, with growth negatively impacted by the I-Systems Disposal in May 2026.

Towers, tenants and lease amendments

For the second quarter, there was a year-on-year net decrease in Towers of 1,512 (a net decrease of 45 year-on-year excluding the impact of the Rwanda disposal), resulting in total Towers of 37,672 at the end of the period. The decrease primarily resulted from the divestiture of 1,467 Towers in Rwanda in October 2025. The addition of 464 New Sites year-on-year, was more than offset by 493 Churned and 16 decommissioned sites. Tenants declined 4,538 year-on-year (including the divestiture of 3,041 from Rwanda, and a reduction of 3,704 from Churn). The Churn was inclusive of 2,576 tenants in the third quarter of 2025, which reflected an updated agreement with our smallest Key Customer in Nigeria, T2 (previously known as 9mobile), signed in that quarter. As a result, total Tenants were 55,205 at the end of the second quarter, with a Colocation Rate of 1.47x, which was a slight increase compared to 1.46x in the first quarter of 2026. Excluding the impact of these two items, we added 1,079 net new tenants year-on-year. Year-on-year, we added 6,688 Lease Amendments, driven by continued incremental demand for ancillary services, resulting in total Lease Amendments of 46,766 at the end of the second quarter.

(a)	Refer to “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the definition of organic revenue, inorganic revenue and non-core and additional information our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2026 (filed on Form 6-K with the Securities and Exchange Commission on August 11, 2026)

Adjusted EBITDA

Adjusted EBITDA for the second quarter of $245.3 million decreased 1.3% year-on-year, primarily reflecting the 7.0% inorganic headwind resulting from the disposals of the Company’s Rwanda operations and I-Systems stake in October 2025 and May 2026, respectively. The year-on-year change also reflected higher costs, which partly offset the increase in revenue described above. Cost of sales included within Adjusted EBITDA increased $46.2 million year-on-year, primarily driven by increases in power generation costs ($38.7 million), as a result of higher global power prices due to the conflict in the Middle East. While the Company has power pass-through and indexation mechanisms to help mitigate this impact, there is typically a one-quarter lag between movements in power generation costs and the associated revenue impact under these mechanisms. There were also year-on-year increases in tower repairs and maintenance costs ($1.9 million) and staff costs ($1.1 million). The $5.4 million decrease in administrative expenses included within Adjusted EBITDA was primarily driven by staff costs ($3.8 million).

(Loss)/income for the period

The Group reported a loss of $7.5 million for the second quarter of 2026, compared to income of $32.3 million in the second quarter of 2025. While revenue increased by $40.4 million and income from discontinued operations increased by $27.8 million, these benefits were more than offset by a $50.4 million increase in cost of sales and a $57.0 million increase in administrative expenses.

Higher cost of sales was primarily attributable to higher power generation costs in the Nigeria segment, driven by increased diesel prices associated with the ongoing conflict in the Middle East.

Administrative expenses increased by $57.0 million, primarily due to $50.0 million of accelerated share-based payment and long-term employee benefit expenses as a result of a change in expected vesting periods and settlement obligations following the February 2026 announcement by the Group that it had entered into a merger agreement to be acquired by MTN Group Limited.

Cash from operations

Cash from operations for the second quarter of 2026 was $202.1 million, compared to $254.8 million for the second quarter of 2025. The decrease was driven by a $34.8 million reduction in net working capital inflows and a $17.9 million decrease in operating income before working capital changes.

ALFCF

ALFCF for the second quarter of 2026 was $57.1 million, compared to $54.0 million for the second quarter of 2025. The increased ALFCF was primarily due to a decrease in net interest paid ($28.4 million) primarily driven by the repayment and refinancing of high interest debt, in addition to reductions in withholding tax ($14.3 million) and maintenance capital expenditure ($6.0 million), partially offset by an increase in income taxes paid ($37.1 million).

SEGMENT RESULTS

Revenue and Adjusted EBITDA by segment

Set out below are revenue and segment Adjusted EBITDA for each of our reportable segments, for the three months ended June 30, 2026 and 2025:

	Revenue			Adjusted EBITDA
	Three months ended June 30,			Three months ended June 30,
	2026	2025	Change	2026	2025	Change
	$’m	$’m	%	$’m	$’m	%

Nigeria	298.3	260.4	14.5	166.5	170.7	(2.5)
SSA	130.3	127.8	2.0	70.8	73.1	(3.2)
Continuing operations	428.6	388.2		237.3	243.8

Latam	42.4	45.1	(5.9)	32.7	33.5	(2.1)
Discontinued operations	42.4	45.1		32.7	33.5

Unallocated corporate expenses(a)				(24.7)	(28.8)	14.1
Total				245.3	248.5	(1.3)

(a)	Unallocated corporate expenses primarily consist of costs associated with centralized Group functions including Group executive, finance, HR, IT, legal, tax and treasury services.

Nigeria

Second quarter revenue increased 14.5% year-on-year to $298.3 million, primarily driven by the favorable movements in foreign exchange rates used to translate the results of foreign operations. Organic revenue decreased by $2.9 million, a decline of 1.1% year-on-year. This reflected continued growth in revenue from Colocation, Lease Amendments, New Sites, escalations and diesel prices, which was partially offset by Churn related to the approximately 1,050 sites MTN Nigeria agreed to vacate as part of the contract renewals and extensions signed during the third quarter of 2024, and further impacted by a reduction in revenues linked to foreign exchange resets as a result of the appreciation of the Naira versus the U.S dollar during the period. The decrease in organic revenue was more than offset by favorable movements in foreign exchange rates used to translate the results of foreign operations, with an average Naira rate of ₦1,366 to $1.00 in the second quarter of 2026 compared to an average rate of ₦1,581 to $1.00 in the second quarter of 2025. This led to a non-core increase of $40.7 million, or 15.6% year-on-year.

Tenants decreased by 2,321 year-on-year, with growth of 590 from Colocation and 9 from New Sites, more than offset by 2,920 Churn, which was inclusive of 2,576 tenants in the third quarter of 2025 which reflected an updated agreement with our smallest Key Customer, T2. Lease Amendments increased by 5,411 driven by continued incremental demand for ancillary services.

Segment Adjusted EBITDA for the second quarter decreased 2.5% year-on-year to $166.5 million, resulting in an Adjusted EBITDA Margin of 55.8%. The year-on-year decrease in segment Adjusted EBITDA for the second quarter primarily reflected an increase in cost of sales and administrative expenses included within segment Adjusted EBITDA, which more than offset the increase in revenue described above. During the second quarter the increase in costs was primarily driven by a year-on-year increase in power generation costs ($35.3 million), as a result of higher global power prices due to the conflict in the Middle East. While the Company has power pass-through and indexation mechanisms to help mitigate this impact, there is typically a one-quarter lag between movements in power generation costs and the resulting impact on revenue under these mechanisms. There were also year-on-year increases in tower repairs and maintenance costs ($2.7 million), staff costs ($1.9 million) and other administrative costs ($0.7 million), with increases enhanced by the appreciation of the Naira, which is used to translate the results of our Nigeria operations.

SSA

Second quarter revenue increased 2.0% year-on-year to $130.3 million, despite an 11.2% inorganic revenue headwind related to the Rwanda Disposal in October 2025. Organic revenue, which increased by $5.0 million, or 3.9%, led by growth in revenue from new Tenants, Colocations, New Sites and escalations, was partially offset by lower revenues from foreign exchange resets. The overall increase in revenue was also driven by an increase in non-core revenues as a result of positive movements in foreign exchange rates of $11.8 million, or 9.2%.

Tenants decreased by 2,852 year-on-year, primarily due to the disposal of 3,041 tenants in Rwanda. Other than this disposal, tenants increased by 189 driven by increases of 625 from Colocation and 188 from New Sites, partially offset by a reduction of 624 tenants from Churn primarily related to ZedMobile (“ZedMobile”) during the first quarter of 2026, while Lease Amendments increased by 427.

Segment Adjusted EBITDA for the second quarter decreased 3.2% year-on-year to $70.8 million, resulting in an Adjusted EBITDA Margin of 54.3%. The year-on-year decrease in segment Adjusted EBITDA for the second quarter was primarily driven by the 12.7% negative impact as a result of the Rwanda Disposal. The year-on-year movement also reflects an increase in revenue, partially offset by an increase in costs included within Adjusted EBITDA. The $4.9 million increase in costs was primarily driven by year-on-year increases in power generation costs ($3.5 million) and tower repairs and maintenance costs ($0.6 million).

Latam

Second quarter revenue decreased 5.9% year-on-year to $42.4 million, primarily driven by the 28.0% inorganic revenue headwind resulting from the I-Systems Disposal in May 2026, which more than offset organic and non-core revenue growth. Organic revenue increased 8.8% in the quarter, or $4.0 million, with continued growth in revenue from Tenants, Lease Amendments, New Sites and CPI escalations. Revenue also benefited from the non-core positive impact of favorable movements in foreign exchange rates of $6.0 million, or 13.3%.

Tenants increased by 635 year-on-year, including 267 from New Sites and 528 from Colocation, while Lease Amendments increased by 850.

Second quarter segment Adjusted EBITDA decreased 2.1% to $32.7 million for a segment Adjusted EBITDA Margin of 77.2%, primarily driven by the negative impact resulting from the I-Systems stake disposal, described above. As a result, there were decreases in revenue and in costs included within Adjusted EBITDA, including a decline in staff costs ($1.4 million) and repairs and maintenance costs ($1.1 million).

On February 11 and 17, 2026, the Group announced agreements to sell its 51.0% stake in I-Systems to TIM S.A. and its Latin American tower operations to Macquarie Asset Management, respectively. The Latin American tower operations and I-Systems disposal groups were classified as held for sale from December 31, 2025. These disposal groups comprised the entire Latam reportable segment and therefore this segment was presented as a discontinued operation. In May 2026 and August 2026, the Group completed the I-Systems Disposal and Latam Towers Disposal respectively.

CAPITAL EXPENDITURE

Set out below is the capital expenditure for the three months ended June 30, 2026 and 2025 for each of our reporting segments:

	Three months ended
	June 30,	June 30,
	2026	2025	Change
	$’m	$’m	%

Nigeria	19.2	21.5	(10.3)
SSA	4.8	7.3	(35.0)
Continuing operations	24.0	28.8

Latam	15.2	17.5	(13.3)
Discontinued operations	15.2	17.5

Total capital expenditure	39.2	46.3	(15.2)

During the second quarter of 2026, capital expenditure (“Total Capex”) was $39.2 million, compared to $46.3 million for the second quarter of 2025. The decrease was driven by lower capital expenditure in our SSA and Latam segments, mainly due to lower discretionary capital expenditure, in addition to lower capital expenditure in our Nigeria segment, primarily reflecting a reduction in augmentation capital expenditure and the phasing of maintenance capital expenditure.

Nigeria

The 10.3% year-on-year decrease for the second quarter was primarily driven by decreases related to augmentation capital expenditure ($2.5 million) and maintenance capital expenditure ($1.5 million), partially offset by increases in other discretionary capital expenditure ($0.7 million) and fiber capital expenditure ($0.4 million).

SSA

The 35.0% year-on-year decrease for the second quarter was primarily driven by decreases in capital expenditure related to New Sites ($1.3 million) and augmentation capital expenditure ($0.9 million).

Latam

The 13.3% year-on-year decrease for the second quarter was primarily driven by decreases in maintenance capital expenditure ($4.4 million), capital expenditure related to the fiber business ($2.8 million) and other discretionary capital expenditure ($1.2 million), partially offset by increases in capital expenditure related to New Sites ($3.9 million) and augmentation capital expenditure ($2.1 million).

FINANCING ACTIVITIES FOR THE PERIOD APRIL 1, 2026 TO JUNE 30, 2026

Hedging Transactions

In connection with the disposal of our Latin American fiber operations, we entered into a BRL915 million (approximately $177 million) deal contingent non-deliverable foreign exchange forward transaction with JPMorgan Chase Bank, N.A. on February 12, 2026. We entered into this transaction to hedge the proceeds from the disposal, which were denominated in Brazilian Real. The transaction matured and settled in connection with the completion of this disposal. As a result, we entered into a new BRL935 million (approximately $181 million) non-deliverable foreign exchange forward transaction to continue to hedge the proceeds from the disposal until the proceeds are upstreamed. This hedge matured and settled in June 2026.

In connection with the disposal of our Latin American tower operations, we entered into a BRL1,500 million (approximately $290 million) deal contingent non-deliverable foreign exchange forward transaction with Itau BBA International plc on February 18, 2026. The transaction has a long-stop date of February 17, 2027. We entered into this transaction to hedge the Brazilian Real-denominated component of the sale price that is not fixed to U.S. dollars directly in the stock purchase agreement. This hedge matured and settled in August 2026.

FINANCING ACTIVITIES AFTER THE PERIOD ENDED JUNE 30, 2026

Loan Amendment

The $200 million term credit facility agreement originally signed in June 2025, as amended from time to time, between, amongst others, Standard Chartered Bank as Arranger and Facility Agent and IHS Holding Limited as borrower, was amended in July 2026 to reduce certain fees and the margin applicable to the interest rate.

OTHER ACTIVITIES AFTER THE REPORTING PERIOD ENDED JUNE 30, 2026

Sale of Latam tower operations

In August 2026, the Group completed the disposal of its Latam tower operations, comprising its tower businesses in Brazil and Colombia and its approximately 9,000 sites, to Macquarie Asset Management. Refer to note 21.2 in our condensed consolidated interim financial statements for the three and six months ended June 30, 2026 (filed on Form 6-K with the Securities and Exchange Commission on August 11, 2026) for further details including the assets and liabilities held for sale as at June 30, 2026. The Group's related deal contingent non-deliverable foreign exchange forward transaction matured and settled in accordance with the completion of this disposal.

Conference Call

Further to the Company’s announcements on February 17, 2026, including the proposed sale of the Company to MTN Group Limited, please note that the Company will not be hosting a conference call or webcast in relation to these financial results.

About IHS Towers

IHS Towers is one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count and is solely focused on the emerging markets. The Company has over 28,000 towers across its five markets, including Cameroon, Côte d’Ivoire, Nigeria, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com.

For more information about the Company and our financial and operating results, please also refer to our Investor Relations website at www.ihstowers.com/investors.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this press release may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “commits,” “projects,” “contemplates,” “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this press release include, but are not limited to statements regarding our future results of operations and financial position, future organic growth, industry and business trends, business strategy and plans, the consummation of the transactions contemplated by the merger agreement with MTN Group Limited, shareholder value creation (including productivity enhancements and cost reductions, as well as our ability to refinance or meet our debt obligations, the potential payment of dividends and/or potential share buybacks), our market growth, position and our objectives for future operations, including our ability to maintain relationships with customers, the potential benefit of the terms of our contract renewals, the impact (illustrative or otherwise) of the renewed agreements with MTN Nigeria (including certain rebased fee components) on our financial results, the impact of currency and exchange rate fluctuations (including the fluctuations of the Naira) and other economic and geopolitical factors on our future results and operations, our objectives for future operations, and the timing of any of the foregoing.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	non-performance under or termination, non-renewal or material modification of our customer agreements;
●	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
●	a reduction in the creditworthiness and financial strength of our customers;
●	the business, legal and political risks in the countries in which we operate;
●	general macroeconomic conditions in the countries in which we operate and the wider global economy, including any impact of potential tariffs imposed by foreign governments;
●	changes to existing or new tax laws, rates or fees;
●	foreign exchange risks, particularly in relation to the Nigerian Naira, and/or ability to hedge against such risks in our commercial agreements or to access U.S. dollars in our markets;
●	the effect of regional or global health pandemics, geopolitical conflicts and wars and acts of terrorism including, but not limited to, or as a result of, political instability, religious differences, ethnicity and regionalism in emerging and less developed markets, as well as recent hostilities involving Iran and related developments in the Middle East, which may affect oil productions, trade routes and global energy markets;
●	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives under anticipated costs, timelines, and complexity, such as our Carbon Reduction Roadmap (and Project Green);
●	our inability to successfully execute our business strategy and operating plans, and manage our growth;
●	our reliance on third-party contractors or suppliers, including failure, underperformance or inability to provide products or services to us (in a timely manner or at all) due to sanctions regulations, supply chain issues or for other reasons;
●	our estimates and assumptions and estimated operating results may differ materially from actual results;
●	increases in operating expenses, including fluctuating costs for diesel or ground leases;

●	failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;
●	loss of tenancies or customers;
●	risks related to our indebtedness;
●	changes to the network deployment plans of mobile operators in the countries in which we operate;
●	a reduction in demand for our services;
●	the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals;
●	an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals;
●	our failure to integrate recent or future acquisitions;
●	the identification by management of material weaknesses in our internal control over financial reporting, which could affect our ability to produce accurate financial statements on a timely basis or cause us to fail to meet our future reporting obligations;
●	potential uncertainty and contingencies related to consummation of the transactions contemplated by the merger agreement with MTN Group Limited;
●	increased costs, harm to reputation, or other adverse impacts related to increased attention to and evolving expectations for environmental, social and governance initiatives;
●	our reliance on our senior management team and/or key employees;
●	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;
●	inability to raise financing to fund future growth opportunities or operating expense reduction strategies;
●	environmental liability;
●	inadequate insurance coverage, property loss and unforeseen business interruption;
●	compliance with or violations (or alleged violations) of laws, regulations and sanctions, including but not limited to those relating to telecommunications regulatory systems, tax, labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations;
●	disruptions in our supply of diesel or other materials, as well as related price fluctuations;
●	legal and arbitration proceedings;
●	our reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks;
●	risks related to the markets in which we operate, including but not limited to local community opposition to some of our sites or infrastructure, and the risks from our investments into emerging and other less developed markets;
●	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;
●	loss or damage of assets due to security issues or civil commotion;
●	loss or damage resulting from attacks on any information technology system or software;
●	loss or damage of assets due to extreme weather events whether or not due to climate change;
●	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;

●	risks related to our status as a foreign private issuer; and
●	the important factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025.

The forward-looking statements in this press release are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Additionally, we may provide information herein that is not necessarily “material” under the federal securities laws for SEC reporting purposes, but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Particularly in the ESG context, materiality is subject to various definitions that often differ from, and are generally more expansive than, the definition under US federal securities laws. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, we note that standards and expectations regarding greenhouse gas (GHG) accounting and the processes for measuring and counting GHG emissions and GHG emissions reductions are evolving, and it is possible that our approaches both to measuring our emissions and any reductions may be at some point, either currently or in future, considered by certain parties to not be in keeping with best practices. In addition, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise. Additionally, references to any website or other documents contained in this press release are provided for convenience only, and their content is not incorporated by reference into this press release.

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE (LOSS)/INCOME (UNAUDITED)

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2026, AND 2025

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025(a)	2026	2025(a)
	$’m	$’m	$’m	$’m

Continuing operations
Revenue	428.6	388.2	844.0	780.3
Cost of sales	(221.5)	(171.1)	(405.1)	(344.9)
Administrative expenses	(125.4)	(68.4)	(246.2)	(121.2)
Other income	1.1	0.5	1.4	0.8
Operating income	82.8	149.2	194.1	315.0
Finance income	48.5	31.2	159.0	49.6
Finance costs	(105.5)	(79.4)	(210.1)	(172.6)
Income before income tax	25.8	101.0	143.0	192.0
Income tax expense	(40.9)	(48.5)	(91.0)	(92.5)
(Loss)/income from continuing operations	(15.1)	52.5	52.0	99.5
Income/(loss) from discontinued operations	7.6	(20.2)	17.5	(36.5)
(Loss)/income for the period	(7.5)	32.3	69.5	63.0

Attributable to:
Owners of the Company	(8.8)	35.4	67.0	68.5
Non‑controlling interests	1.3	(3.1)	2.5	(5.5)
(Loss)/income for the period	(7.5)	32.3	69.5	63.0

Income/(loss) attributable to owners arises from:
Continuing operations	(15.1)	52.5	52.0	99.5
Discontinued operations	6.3	(17.1)	15.0	(31.0)
	(8.8)	35.4	67.0	68.5

(Loss)/income per share from continuing operations
(Loss)/income per share ($) - basic	(0.04)	0.16	0.15	0.30
(Loss)/income per share ($) - diluted	(0.04)	0.15	0.15	0.29

(Loss)/income per share
(Loss)/income per share ($) - basic	(0.03)	0.11	0.20	0.20
(Loss)/income per share ($) - diluted	(0.03)	0.10	0.19	0.20

Other comprehensive (loss)/income:
Items that may be reclassified to income or loss
Exchange gain recycled to income statement on disposal of subsidiary	(16.0)	—	(16.0)	—
Exchange differences on translation of foreign operations	14.3	63.8	(20.5)	139.0
Other comprehensive (loss)/income for the period, net of taxes	(1.7)	63.8	(36.5)	139.0

Total comprehensive (loss)/income for the period	(9.2)	96.1	33.0	202.0

Attributable to:
Owners of the Company	(19.4)	91.6	14.7	188.4
Non‑controlling interests	10.2	4.5	18.3	13.6
Total comprehensive (loss)/income for the period	(9.2)	96.1	33.0	202.0

Total comprehensive (loss)/income for the period attributable to owners arises from:
Continuing operations	(20.7)	61.5	(20.4)	109.0
Discontinued operations	1.3	30.1	35.1	79.4
	(19.4)	91.6	14.7	188.4

(a)	Re-presented to reflect that the results of the Latam segment are now reported as a discontinued operation. See note 21.1 in our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2026 (filed on Form 6-K with the Securities and Exchange Commission on August 11, 2026) for further information.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

AT JUNE 30, 2026, AND DECEMBER 31, 2025

	June 30,	December 31,
	2026	2025
	$’m	$’m
Non‑current assets
Property, plant and equipment	786.3	816.1
Right-of-use assets	371.3	369.9
Goodwill	274.5	262.7
Other intangible assets	284.3	288.9
Deferred income tax assets	77.6	65.1
Derivative financial instrument assets	59.6	48.1
Trade and other receivables	151.9	135.8
	2,005.5	1,986.6
Current assets
Inventories	46.5	42.1
Income tax receivable	2.6	0.8
Trade and other receivables	196.1	181.4
Cash and cash equivalents(a)	1,073.5	825.7
Assets held for sale	1,035.8	1,453.0
	2,354.5	2,503.0

TOTAL ASSETS	4,360.0	4,489.6

Non‑current liabilities
Trade and other payables	132.2	122.3
Borrowings	2,786.3	2,842.0
Lease liabilities	313.5	311.7
Provisions for other liabilities and charges	45.5	59.7
Deferred income tax liabilities	42.5	40.4
	3,320.0	3,376.1
Current liabilities
Trade and other payables	333.7	278.0
Provisions for other liabilities and charges	0.3	6.0
Derivative financial instrument liabilities	15.9	—
Income tax payable	91.7	69.9
Borrowings	323.5	295.7
Lease liabilities	66.4	60.7
Liabilities held for sale	391.1	493.0
	1,222.6	1,203.3

TOTAL LIABILITIES	4,542.6	4,579.4

Stated capital	5,440.3	5,419.7
Accumulated losses	(6,733.4)	(6,800.4)
Other reserves	1,111.4	1,129.4
Equity attributable to owners of the Company	(181.7)	(251.3)
Non‑controlling interests	(0.9)	161.5
TOTAL EQUITY	(182.6)	(89.8)

TOTAL LIABILITIES AND EQUITY	4,360.0	4,489.6
(a)	Excludes $19.9 million cash classified within assets held for sale as of June 30, 2026 (December 31, 2025: $27.6 million) (see note 21.2) in our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2026 (filed on Form 6-K with the Securities and Exchange Commission on August 11, 2026) for further information.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026, AND 2025

	Attributable to owners of the Company
					Non‑
	Stated	Accumulated	Other		controlling	Total
	capital	losses	reserves	Total	interests	equity
	$'m	$'m	$'m	$'m	$'m	$'m

At January 1, 2025	5,403.1	(6,944.0)	1,067.7	(473.2)	158.8	(314.4)
Exercise of share options	16.6	—	(16.6)	—	—	—
Share‑based payment expense	—	—	14.0	14.0	—	14.0
Total transactions with owners	16.6	—	(2.6)	14.0	—	14.0

Income/(loss) for the period	—	68.5	—	68.5	(5.5)	63.0
Other comprehensive income	—	—	119.9	119.9	19.1	139.0
Total comprehensive income	—	68.5	119.9	188.4	13.6	202.0

At June 30, 2025	5,419.7	(6,875.5)	1,185.0	(270.8)	172.4	(98.4)

At January 1, 2026	5,419.7	(6,800.4)	1,129.4	(251.3)	161.5	(89.8)
Non-controlling interests derecognized on disposal	—	—	—	—	(180.7)	(180.7)
Exercise of share options	20.6	—	(20.6)	—	—	—
Share‑based payment expense	—	—	40.7	40.7	—	40.7
Other movements	—	—	14.2	14.2	—	14.2
Total transactions with owners	20.6	—	34.3	54.9	(180.7)	(125.8)

Income for the period	—	67.0	—	67.0	2.5	69.5
Other comprehensive (loss)/income	—	—	(52.3)	(52.3)	15.8	(36.5)
Total comprehensive income/(loss)	—	67.0	(52.3)	14.7	18.3	33.0

At June 30, 2026	5,440.3	(6,733.4)	1,111.4	(181.7)	(0.9)	(182.6)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2026, AND 2025

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
	$’m	$’m	$’m	$’m
Cash flows from operating activities
Cash from operations	202.1	254.8	447.0	471.0
Income taxes paid	(52.1)	(15.0)	(68.4)	(31.0)
Payment for rent	—	(1.7)	—	(1.6)
Payment for tower and tower equipment decommissioning	—	(0.4)	—	(0.4)
Net cash from operating activities	150.0	237.7	378.6	438.0

Cash flow from investing activities
Purchase of property, plant and equipment	(29.1)	(40.0)	(71.4)	(87.1)
Payment in advance for property, plant and equipment	(8.2)	(6.3)	(12.4)	(15.7)
Purchase of software and licenses	(0.5)	—	(0.5)	(0.1)
Proceeds from sale of subsidiaries, net of cash disposed	177.3	—	182.1	—
Net proceeds relating to disposal of property, plant and equipment	0.9	1.1	2.0	1.8
Insurance claims received	0.1	0.2	0.1	0.3
Interest received	14.7	11.3	24.8	20.6
Deposit of short-term deposits	(7.7)	(14.0)	(8.5)	(15.8)
Refund of short-term deposits	0.8	0.4	1.8	9.5
Net cash from/(used in) investing activities	148.3	(47.3)	118.0	(86.5)

Cash flows from financing activities
Proceeds received from issuance of borrowings (net of transaction costs)	—	195.9	—	195.9
Repayment of borrowings	(24.9)	(328.4)	(41.6)	(348.9)
Fees on borrowings and derivative instruments	(2.4)	(7.7)	(4.4)	(12.2)
Interest paid	(97.5)	(116.2)	(130.5)	(171.8)
Payment for the principal portion of lease liabilities	(14.7)	(12.3)	(31.4)	(23.7)
Interest paid for lease liabilities	(18.8)	(16.3)	(34.6)	(29.4)
Settlement of non-deliverable forwards	(8.2)	—	(8.2)	—
Interest paid on derivative instruments	—	(6.3)	—	(9.3)
Net cash used in financing activities	(166.5)	(291.3)	(250.7)	(399.4)

Net increase/(decrease) in cash and cash equivalents	131.8	(100.9)	245.9	(47.9)
Cash and cash equivalents at beginning of period	966.5	629.0	853.3	578.0
Exchange differences	(4.9)	5.0	(5.8)	3.0
Cash and cash equivalents at end of period(a)	1,093.4	533.1	1,093.4	533.1

(a)	Includes $19.9 million classified within assets held for sale as of June 30, 2026 see note 21.2 in our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2026 (filed on Form 6-K with the Securities and Exchange Commission on August 11, 2026) for further information.

Use of Non-IFRS financial measures

Certain parts of this document contain non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Levered Free Cash Flow (“ALFCF”) and consolidated net leverage ratio. The non-IFRS financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with Accounting Standards as issued by International Accounting Standards Board (“IFRS® Accounting Standards”), and may be different from similarly titled non-IFRS measures used by other companies.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA (including by segment) as income/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, net (reversal of impairment)/ impairment of withholding tax receivables, impairment of goodwill, business combination transaction costs, net impairment/(reversal of impairment) of property, plant and equipment, right-of-use assets, intangible assets excluding goodwill and related prepaid land rent, reversal of provision for decommissioning costs, net (gain)/loss on disposal of property, plant and equipment and right-of-use assets, share-based payment (credit)/expense, insurance claims, gain on disposal of subsidiary and certain other items that management believes are not indicative of the core performance of our business.

The most directly comparable IFRS measure to Adjusted EBITDA is our income for the period.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.

We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items that have less bearing on our core operating performance such as interest expense and taxes. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA and Adjusted EBITDA Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA and Adjusted EBITDA Margin as reported by us to Adjusted EBITDA and Adjusted EBITDA Margin as reported by other companies. Adjusted EBITDA and Adjusted EBITDA Margin are unaudited and have not been prepared in accordance with IFRS Accounting Standards.

Adjusted EBITDA and Adjusted EBITDA Margin are not measures of performance under IFRS Accounting Standards and you should not consider these as an alternative to income/(loss) or income/(loss) margin for the period or other financial measures determined in accordance with IFRS Accounting Standards.

Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	they do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;
●	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements that would be required for such replacements;
●	some of the items we eliminate in calculating Adjusted EBITDA and Adjusted EBITDA Margin reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period; and
●	the fact that other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, which limits their usefulness as comparative measures.

Accordingly, investors and prospective investors should not place undue reliance on Adjusted EBITDA or Adjusted EBITDA Margin.

The following is a reconciliation of Adjusted EBITDA from the most directly comparable IFRS measure which is income for the three and six month periods ended June 30, 2026 and 2025:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m

(Loss)/Income for the period	(7.5)	32.3	69.5	63.0

Adjustments(a):
Income tax expense	31.6	35.4	74.6	73.8
Finance costs(b)	117.0	114.3	235.9	228.7
Finance income(b)	(52.5)	(35.6)	(172.9)	(56.1)
Depreciation and amortization	56.2	89.0	112.0	178.4
Net(reversal of impairment)/impairment of withholding tax receivables(c)	(4.9)	(0.5)	0.6	(12.9)
Business combination transaction costs	6.3	0.3	15.5	1.2
Net impairment of property, plant and equipment, right-of-use assets, intangible assets excluding goodwill and related prepaid land rent(d)	47.5	1.7	80.4	3.6
Net (gain)/loss on disposal of property, plant and equipment and right-of-use assets	(1.9)	(2.2)	(3.4)	(1.0)
Gain on disposal of subsidiary	(20.0)	—	(20.0)	—
Share-based payment expense(e)	16.8	8.5	40.7	14.0
Insurance claims(f)	(0.1)	(0.2)	(0.1)	(0.3)
Other costs(g)	56.8	5.5	81.2	8.6
Adjusted EBITDA	245.3	248.5	514.0	501.0
(a)	Adjustments include relevant amounts in relation to discontinued operations summarized in note 21.1 in our unaudited condensed consolidated interim financial statements for the three months ended June 30, 2026 (filed on Form 6-K with the Securities and Exchange Commission on August 11, 2026) for further information.
(b)	Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, net realized and unrealized foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, net realized and unrealized foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments and other interest income.
(c)	Withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. Withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(d)	Represents non-cash charges related to the impairment of property, plant and equipment, right-of-use assets, intangible assets excluding goodwill and related prepaid land rent on the decommissioning of sites. Includes impairment of held for sale non-current assets for the three and six months ended June 30, 2026 of $45.4 million and $75.4 million respectively (three and six months ended June 30, 2025: $nil). See note 21.1 in our unaudited condensed consolidated interim financial statements for the three months ended June 30, 2026 (filed on Form 6-K with the Securities and Exchange Commission on August 11, 2026) for further information.
(e)	Represents expenses related to share-based compensation, which vary from period to period depending on timing of awards, and changes to valuation input assumptions.
(f)	Represents insurance claims included as other income.
(g)	Other costs for the three and six months ended June 30, 2026, included $39.9 million and $57.4 million respectively (three and six months ended June 30, 2025: $nil) of one-off long term employee benefit costs in relation to business disposals and the transactions contemplated by the merger agreement with MTN Group Limited announced in February 2026, one-off expenses related to strategic initiatives and operating systems of $15.8 million and $22.8 million respectively (three and six months ended June 30, 2025: $2.8 million and $4.5 million respectively), costs related to internal reorganization of $nil and $nil respectively (three and six months ended June 30, 2025: $1.2 million and $1.7 million respectively).

ALFCF

We define ALFCF as cash from operations, before certain items of income or expenditure that management believes are not indicative of the core cash flow of our business (to the extent that these items of income and expenditure are included within cash flow from operating activities), and after taking into account net working capital movements, income taxes paid, withholding tax, lease and rent payments made, net interest paid or received, business combination transaction costs, maintenance capital expenditure and routine corporate capital expenditure. We believe that it is important to measure the free cash flows we have generated from operations, after accounting for the cash cost of funding and routine capital expenditure required to generate those cash flows.

We believe ALFCF is useful to investors because it is also used by our management for measuring our operating cash flow, liquidity and allocating resources. While Adjusted EBITDA provides management with a basis for assessing our current operating performance, we use ALFCF in order to assess the long-term, sustainable operating liquidity of our business. ALFCF is derived through an understanding of the funds generated from operations, taking into account our capital structure and the taxation environment (including withholding tax implications), as well as the impact of non-discretionary maintenance capital expenditure and routine corporate capital expenditure. ALFCF provides management with a metric through which to measure the underlying cash generation of the business by further adjusting for expenditure that are non-discretionary in nature (such as interest paid and income taxes paid), as well as certain cash items that impact cash from operations in any particular period.

ALFCF and similar measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an ALFCF-related measure when reporting their results. Such measures are used in the telecommunications infrastructure sector as they are seen to be important in assessing the liquidity of a business. We present ALFCF to provide investors with a meaningful measure for comparing our liquidity to those of other companies, particularly those in our industry.

ALFCF and similar measures are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing ALFCF as reported by us to ALFCF or similar measures as reported by other companies. ALFCF is unaudited and has not been prepared in accordance with IFRS Accounting Standards.

ALFCF is not intended to replace cash from operations for the period or any other measures of cash flow under IFRS Accounting Standards.

ALFCF has limitations as an analytical tool, and you should not consider it in isolation. Some of these limitations are:

●	not all cash changes are reflected, for example, changes in working capital are not included and discretionary capital expenditure are not included;
●	some of the items that we eliminate in calculating ALFCF reflect cash payments that have less bearing on our liquidity, but that impact our operating results for the applicable period;
●	the fact that certain cash charges, such as lease payments made, can include payments for multiple future years that are not reflective of operating results for the applicable period, which may result in lower lease payments for subsequent periods;
●	the fact that other companies in our industry may have different capital structures and applicable tax regimes, which limits its usefulness as a comparative measure; and
●	the fact that other companies in our industry may calculate ALFCF differently than we do, which limits their usefulness as comparative measures.

Accordingly, you should not place undue reliance on ALFCF.

The following is a reconciliation of ALFCF from the most directly comparable IFRS measure, which is cash from operations, for the three and six month periods ended June 30, 2026, and 2025:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m

Cash from operations	202.1	254.8	447.0	471.0
Net movement in working capital	24.9	(9.9)	39.2	23.7
Income taxes paid	(52.1)	(15.0)	(68.4)	(31.0)
Withholding tax(a)	(9.7)	(24.0)	(18.5)	(29.2)
Lease and rent payments made	(33.5)	(30.3)	(66.0)	(54.7)
Net interest paid(b)	(82.8)	(111.2)	(105.7)	(160.5)
Business combination transaction costs	2.6	1.0	3.2	2.4
Other costs(c)	15.7	4.1	24.4	11.0
Maintenance capital expenditure(d)	(9.5)	(15.5)	(24.0)	(28.7)
Corporate capital expenditure(e)	(0.6)	—	(0.5)	(0.1)
ALFCF	57.1	54.0	230.7	203.9

Non-controlling interest	2.0	1.4	(1.4)	(1.5)
ALFCF excluding non-controlling interest	59.1	55.4	229.3	202.4
(a)	Withholding tax primarily represents amounts withheld by customers which may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company.
(b)	Represents the aggregate value of interest paid and interest income received.
(c)	Other costs for the three months ended June 30, 2026, primarily related to one-off expenses related to strategic initiatives.
(d)	We incur capital expenditure in relation to the maintenance of our towers and fiber equipment, which is non-discretionary in nature and required for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditure includes the periodic repair, refurbishment and replacement of tower, fiber equipment and power equipment at existing sites to keep such assets in service.
(e)	Corporate capital expenditure, which is non-discretionary in nature, consists primarily of routine spending on information technology infrastructure.

Consolidated net leverage ratio

We define consolidated net leverage ratio as the ratio of consolidated net leverage (being the aggregate outstanding indebtedness of IHS Holding Limited and its restricted subsidiaries on a consolidated basis) to consolidated Adjusted EBITDA for the most recently ended four fiscal quarters (“LTM Adjusted EBITDA”), as further adjusted to reflect the provisions of the indentures governing the Senior Notes(a). We use LTM Adjusted EBITDA to maintain as much consistency as possible with the calculations established by our debt covenants included in the indentures relating to our Senior Notes.

We believe consolidated net leverage ratio is useful to investors and is used by our management for managing capital resources. Consolidated net leverage ratio is not a measure of performance under IFRS Accounting Standards and accordingly, investors and prospective investors should not place undue reliance on this measure.

The following is a reconciliation of the consolidated net leverage ratio as of June 30, 2026, March 31, 2026, December 31, 2025, September 30, 2025, June 30, 2025, including a reconciliation of consolidated net leverage from the most directly comparable IFRS measure, which is borrowings:

	June 30,	March 31,	December 31,	September 30,	June 30,
	2026	2026	2025	2025	2025
	$'m	$'m	$'m	$'m	$'m

Borrowings	3,109.8	3,136.1	3,137.7	3,270.7	3,239.6
Lease liabilities	379.9	366.0	372.4	624.7	594.8
Borrowings and lease liabilities classified as held for sale	305.0	397.9	370.5	18.7	19.5
Less: Cash and cash equivalents	(1,073.5)	(940.5)	(825.7)	(647.6)	(531.8)
Less: Cash and cash equivalents classified as held for sale	(19.9)	(26.0)	(27.6)	(3.9)	(1.3)
Consolidated net leverage	2,701.3	2,933.5	3,027.3	3,262.6	3,320.8

LTM Adjusted EBITDA	1,025.3	1,028.5	1,012.3	1,008.9	993.4
Exclude: amounts related to disposals	(47.4)	(19.9)	(29.5)	(7.4)	(15.5)
	977.9	1,008.6	982.8	1,001.5	977.9

Consolidated net leverage ratio	2.8x	2.9x	3.1x	3.3x	3.4x

(a)	“Senior Notes” refers to the 2026 Notes, the 2027 Notes, the 2028 Notes, the 2030 Notes and the 2031 Notes, collectively.

Rounding

Certain numbers, sums, and percentages in this press release may be impacted by rounding. Percentages have been calculated from the underlying whole-dollar amounts for all periods presented.